SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPEEDFAM-IPEC, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value,
Having an Exercise Price of $6.00 or More Held by
Certain Option Holders Who Have Not Been
Granted Options After July 2, 2001
(Title of Class of Securities)

847705100
(CUSIP Number of Class of Securities)

J. Michael Dodson
Secretary and Chief Financial Officer
SpeedFam-IPEC, Inc.
305 North 54th Street
Chandler, Arizona 85226
(480) 705-2100
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$3,280,410	$656.08

*	Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $3.00, the average of the high and low sales price of SpeedFam-IPEC’s Common Stock on December 28, 2001, as reported on the Nasdaq National Market , and assumes that options to purchase 1,093,470 shares of SpeedFam-IPEC’s Common Stock will be exchanged and/or cancelled pursuant to this Offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rules 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 1.  Summary Term Sheet.

         The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated January 3, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

         (a)  The name of the issuer is SpeedFam-IPEC, Inc., an Illinois corporation (the “Company”), and the address of its principal executive offices is 305 North 54th Street Chandler, Arizona 85226 (telephone — (480) 705-2100). The information set forth in the Offer to Exchange under “Information Concerning SpeedFam-IPEC” is incorporated herein by reference.

         (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, no par value (the “Common Stock”), having an exercise price of $6.00 per share or more, that were granted under the SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan, the 1995 Stock Plan for Employees and Directors of SpeedFam-IPEC, Inc., the SpeedFam International, Inc. 1991 Employee Stock Incentive Plan, and the Integrated Process Equipment Corporation 1992 Stock Option Plan (together, the “Plans”), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(2). The Offer is being made only to option holders who are employees of the Company, excluding executive officers, directors, consultants, and employees who have been granted options after July 2, 2001. The number of shares of Common Stock subject to the new options will be 50% of the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled, subject to adjustments for any stock splits, stock dividends or similar events. Eligible option holders must tender all or none of their outstanding options that are eligible for the exchange offer. The Company is not accepting partial tenders of eligible options. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options), and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

         (c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a)  The information set forth under Item 2(a) above is incorporated by reference.

Item 4.  Terms of the Transaction.

         (a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

         (b)  The Company’s directors and executive officers are not eligible to participate in the offer.

Item 5.  Past Contracts, Transactions, Negotiations, and Agreements.

         (e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

         (c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

         (b)  The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

         (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)  Not applicable.

         (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangement Concerning the Options”) is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated, or Used.

         (a)  Not applicable.

Item 10.  Financial Statements.

         (a)  The information set forth in the Offer to Exchange under Section 9 (“Information Concerning SpeedFam-IPEC”) and Section 16 (“Additional Information”) and in the Company’s (i) Annual Report on Form 10-K for the year ended June 2, 2001, filed with the Securities and Exchange Commission on August 24, 2001 and (ii) Quarterly Report on Form 10-Q for the quarter ended September 1, 2001, filed with the Securities and Exchange Commission on October 11, 2001, which contains the Company’s financial statements, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on From 10-Q can be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.

         (b)  Not applicable.

Item 11.  Additional Information.

         (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

         (b)  Not applicable.

Item 12.  Exhibits.

(a)	(1) Offer to Exchange, dated January 3, 2002

(2)	Form of Letter of Transmittal

(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange

(4)	Form of Letter to Eligible Option Holders

(5)	The Company’s Annual Report on Form 10-K for the year ended June 2, 2001, filed with the Securities and Exchange Commission on August 24, 2001 and incorporated by reference*

(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 1, 2001, filed with the Securities and Exchange Commission on October 11, 2001 and incorporated by reference*

(b)	Not applicable.

(d)	(1) SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, as filed with the commission on June 6, 2001*

(2)	1995 Stock Plan for Employees and Directors of SpeedFam-IPEC, Inc. as amended as of May 22, 1997 and incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K for fiscal 1997, as filed with the commission on August 26, 1997*

(3)	1991 Employee Incentive Stock Option Plan as amended and restated as of July 27, 2001 and incorporated by reference to Exhibit 10.38 to the Company’s Form 10-K for fiscal 2001, as filed with the commission on August 24, 2001*

(4)	Integrated Process Equipment Corporation Inc. 1992 Stock Option Plan as amended December 12, 1995 and incorporated by reference to Exhibit 10.1 to Integrated Process Equipment Corporation’s Form 10-Q for the second quarter ended December 21, 1995*

(5)	Form of Nonstatutory Stock Option Agreement

(6)	Form of Incentive Stock Option Agreement

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 3, 2002.

SPEEDFAM-IPEC, INC.

By:	/s/ J. Michael Dodson J. Michael Dodson Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Exchange, dated January 3, 2002

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange.

(a)(4)	Form of Letter to Eligible Option Holders

(a)(5)	The Company’s Annual Report on Form 10-K for the year ended June 2, 2001, filed with the Securities and Exchange Commission on August 24, 2001 and incorporated by reference*

(a)(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 1, 2001, filed with the Securities and Exchange Commission on October 11, 2001 and incorporated by reference*

(d)(1)	SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, as filed with the commission on June 6, 2001*

(d)(2)	1995 Stock Plan for Employees and Directors of SpeedFam-IPEC, Inc. as amended as of May 22, 1997 and incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K for fiscal 1997, as filed with the commission on August 26, 1997*

(d)(3)	1991 Employee Incentive Stock Option Plan as amended and restated as of July 27, 2001 and incorporated by reference to Exhibit 10.38 to the Company’s Form 10-K for fiscal 2001, as filed with the commission on August 24, 2001*

(d)(4)	Integrated Process Equipment Corporation Inc. 1992 Stock Option Plan as amended December 12, 1995 and incorporated by reference to Exhibit 10.1 to Integrated Process Equipment Corporation’s Form 10-Q for the second quarter ended December 21, 1995*

(d)(5)	Form of Nonstatutory Stock Option Agreement

(d)(6)	Form of Incentive Stock Option Agreement

*	Previously filed